COLLECTIVE ACQUISITION CORP. II

1000 Brickell Avenue

Ste 715 PMB 5110

Miami, FL 33131

April 23, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Catherine DeLorenzo

Re:	Collective Acquisition Corp. II
Registration Statement on Form S-1
Filed March 27, 2026, as amended
File No. 333-294701

Dear Ms. DeLorenzo:

On April 21,2026, Collective Acquisition Corp. II requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 4:00 p.m. Washington D.C. time on April 23, 2026, or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

/s/ Daniel Hoffman
Daniel Hoffman
Chief Executive Officer

cc: Yuta Delarck, Reed Smith LLP